BMP SUNSTONE CORPORATION
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462
May 8, 2008
VIA EDGAR
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	Janice McGuirk Division of Corporation Finance

Re:	BMP Sunstone Corporation Registration Statement on Form S-3, as amended (No. 333- 149250)
Dear Ms. Walker:
In accordance with Rule 461 under the Securities Act of 1933, as amended, BMP Sunstone Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. on Friday, May 9, 2008, or as soon thereafter as practicable.
The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, BMP SUNSTONE CORPORATION
By:	/s/ Fred M. Powell
	Name:	Fred M. Powell
	Title:	Chief Financial Officer